

DIVISION OF
INVESTMENT MANAGEMENT

Eric Purple, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

Re: Calamos Global Total Return Fund
        File Nos. 333-174431, 811-21547
        (the "Fund")

Dear Mr. Purple:

On May 23, 2011, the Calamos Global Total Return Fund ("Total Return Fund"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). A letter of even date accompanied the filing and sought selective review. The filing was made to update all financial information and to make other non-material changes. With certain exceptions, we have limited our review of the filing.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, reformat disclosures appearing in all capital letters under the caption "Certain Federal Income Tax Matters." Please use a different means to make the disclosure prominent (e.g., bold). Indent the last two bullet points of the discussion in the fourth paragraph under the caption "Prospectus Summary – Dividends and Distributions on Common Shares" following the bullet which states "an offering other than those described above, unless, with respect to such other offering." Lastly, delete the redundant statement in the first paragraph of the discussion captioned "Prospectus Summary – Investment Policies" regarding the Fund's investment of its managed assets in foreign issuers.

2.   In light of disclosure regarding the Fund's contemplated investments in derivative instruments, confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that

they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

3.   Disclosure sub-captioned "Risks Factors – Recent Market Events" contains a discussion of the recent market turmoil. In light of the continuing economic issues in Europe involving Greece and Portugal, among other European countries, and the impact that may have on our domestic economy, please enhance the disclosure accordingly.

4.   The Amended and Restated Agreement and Declaration of Trust, in Article V, states that: "All Shares issued hereunder shall be fully paid and nonassessable." However, Article VIII provided that: "The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder, or each Shareholder of any particular Series, to pay directly, in advance or arrears, for charges of the Trust's custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such Shareholder from declared but unpaid dividends owed such Shareholder and/or by reducing the number of Shares in the account of such Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder." Disclosure in the SAI under the caption "Additional Information Concerning the Agreement and Declaration of Trust" reiterates the above provision. Please disclose in the prospectus that the Fund will not make an assessment without prior approval of the staff.

Prospectus Cover

5.   Update the disclosure regarding the Fund's last reported sale price referenced in the fourth paragraph. .

6.   Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Prospectus

7.   Revise the second paragraph of the discussion captioned "Prospectus Summary – Dividends and Distributions on Common Shares" so as to delete the following indicated clause: "will be treated by a shareholder for federal income tax purposes as a tax-free return of capital"

8.   Revise the fee table discussion consistent with the following:

- revise the second paragraph following the caption so as to state the information therein as a percentage of net assets,

- in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]), and
- lastly, the fee table is substantially **blank,** as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

9.   The Discussion captioned "Risk Factors – Additional Risks to Common Shareholders" discloses that: "Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and <u>portfolio composition requirements</u> . . . These guidelines may impose asset coverage or <u>portfolio composition requirements</u> that are more stringent than those imposed by the 1940 Act." *(Emphasis added.)*   Disclose the consequences of those stricter requirements on the operation of the Fund.

10.   Disclosure a little later in this section indicates that: "The Fund's net asset value may be reduced immediately following this offering by the offering costs for common shares or other securities, which will be borne entirely by all common shareholders." As applicable here, §23(b) of the 1940 Act states: No registered closed-end company shall sell any common stock of which it is the issuer at <u>a price below the current net asset value</u> of such stock, exclusive of any distributing commission or discount . . ." *(Emphasis added.)* The gross offering proceeds, less commissions, must equal the Fund's net asset value. <u>See</u> General Public Service Corporation, (pub. avail. June 24, 1963). Reconcile the contemplated dilution with the statutory requirement.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, June 30, 2011